Exhibit 99.1

Wix Unveils Plans for New Headquarters in Tel Aviv

Wix will lease approximately 50,000 square meters in a new corporate campus to accommodate future growth

NEW YORK, April 10, 2019 -- Wix.com Ltd. (Nasdaq: WIX), today announced its plans to build a new headquarters and campus in Tel Aviv, Israel.

Wix continues to grow rapidly and is nearing capacity in its current location in the Port of Tel Aviv. The new 50,000 square meter space is part of a larger commercial development being built in Tel Aviv, and is expected to become Wix’s new headquarters as well as a campus for employees based in Tel Aviv beginning in 2022, and will be able to accommodate continued growth for years to come.

“This is an incredible milestone for Wix, and we are all excited to create a new home for our growing team in Israel,” said Lior Shemesh, CFO of Wix. “This new campus will allow us to scale our headquarters in a single location and provide an inspired environment designed specifically for our employees as they continue to build great products for our users around the world.”

Wix expects to occupy the space in two phases -- phase one in the second half of 2022 and phase two in the second half of 2023.

Financial Benefits and Impact
Wix entered into an agreement to lease the new space with corporate entities controlled by the controlling shareholders of Canada Israel Ltd., a private Israeli real estate corporation. The initial period of the lease agreement is 10 years, and Wix has the option to extend the lease for a period of at least 11 years thereafter. Wix expects its leasehold improvements associated with building the new office space to be approximately $80 million over a two-and-a-half-year period, beginning in 2021 and ending in 2023. This upfront capital investment will alleviate the need to incur incremental capital costs on an annual basis as the new space is expected to be large enough to accommodate our employee growth for years to come. Additionally, annual operating costs on a per square meter basis is expected to be less than what Wix spends today.

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements are discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 9, 2019. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

About Wix.com Ltd.
Wix is leading the way with a cloud-based website development platform for over 151 million registered users worldwide. The Wix website builder was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, a highly curated App Market, Ascend by Wix and Wix Code enable users to build and manage a fully integrated and dynamic digital presence.

Wix's headquarters are in Tel Aviv with offices in Be'er Sheva, Berlin, Dnipro, Dublin, Kiev, Los Angeles, Miami, New York, San Francisco, São Paulo and Vilnius.

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Investor Relations:
Maggie O’Donnell
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415-223-2624

Media Relations:
Vivian Hernandez
pr@wix.com
415-517-6539